HARRISON LAW, P.A.

Diane J. Harrison Bar Admissions: Florida and Nevada	6860 Gulfport Blvd. S. No. 162 South Pasadena, Florida 33707 Phone: (941) 723-7564 Fax: (941) 531-4935 HarrisonDJEsq@tampabay.rr.com

July 3, 2007

Ms. Elaine Wolff, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street, NE

Washington D.C., 20549

Re:

Wes Consulting, Inc.

Fourth Amendment to Registration Statement on Form SB-2

File No. 333-141022

Filed: July 3, 2007

Dear Ms. Wolff:

As per our discussion on this date, I am transmitting to the SEC via EDGAR the Wes Consulting, Inc.’s Fourth Amendment to Registration Statement on Form SB-2.

This amendment replaces the Undertakings language with the correct language from Regulation S-B,  Item 512 (g)(2), for issuers subject to Rule 430C.

As we discussed, the Company's requested effective date and time of July 5, 2007, at 9:00 a.m. is not affected by this amendment.

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1.

Wes Consulting, Inc. SB-2/A-4

2.

Exhibit 5.4: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.